Exhibit 12.1
WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed charges:
Interest expensed	$66,265	$35,245	$11,800	$7,867	$10,867
Interest capitalized	556	—	200	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,224	6,802	4,056	1,310	71
Estimate of interest within rental expense	386	298	182	209	183

Total fixed charges	$74,431	$42,345	$16,238	$9,386	$11,121

Earnings:
Income before income taxes	$233,272	$196,098	$114,005	$36,139	$11,952
Income from Equity investees	(282)	(409)	—	—	—
Fixed charges (above)	74,431	42,345	16,238	9,386	11,121
Amortization of capitalized interest	41	41	21	21	21
Distributed income from Equity investees	987	657	—	—	—
Less:
Interest capitalized	(556)	—	(200)	—	—

Total earnings	$307,893	$238,732	$130,064	$45,546	$23,094

Ratio of earnings to fixed charges (unaudited)	4.14x	5.64x	8.01x	4.85x	2.08x